Filed by First Quantum Minerals Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company: Adastra Minerals Inc.
                                                  Commission File No. 333-131481

     Not for release, publication or distribution in whole or in part in or into Australia or Japan.

                                                                   NEWS RELEASE

FIRST QUANTUM                                                             06-11
      MINERALS LTD.                                              March 30, 2006
                                                          www.first-quantum.com
================================================================================

       FIRST QUANTUM OFFER FOR ADASTRA CURRENTLY VALUED AT $3.28 PER SHARE

First Quantum Minerals Ltd. ("First Quantum", TSX Symbol "FM", LSE Symbol "FQM") noted today that its offer to acquire all the outstanding shares of Adastra Minerals Inc. ("Adastra") is valued at $3.26 (assuming the share election) based on First Quantum's trading price of $48.11 on the TSX as at 11:30 am on March 30, 2006. With First Quantum's dividend, payable May 10, 2006 to shareholders of record on April 19, 2006, providing a potential for approximately an additional $0.02 per share to Adastra shareholders, this brings the total value of the Offer to $3.28 per share.

"Our Offer currently provides a premium of 18% to Adastra's trading price of $2.77 on the TSX as at 11:30 am on March 30, 2006." said Mr. Philip Pascal, Chairman and CEO of First Quantum. "This represents significant and immediate value available to Adastra's shareholders who tender to the Offer. We strongly urge Adastra shareholders to consider these values and tender to our Offer which expires tomorrow, March 31, 2006, at 5:00 pm Toronto time."

ABOUT FIRST QUANTUM MINERALS

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. First Quantum produces LME grade "A" copper cathode, copper in concentrate, gold and sulphuric acid. First Quantum's operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

IMPORTANT NOTICE
----------------

Reference to the word "Offer" in this news release means the offer, as amended, of First Quantum to purchase all of the common shares of Adastra

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

FIRST QUANTUM MINERALS LTD.                                               06-11
--------------------------------------------------------------------------------

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, as amended, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F, as amended. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80, as amended, and the tender offer statement on Schedule 14D-1F, as amended, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum's dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum's Information Agent.

This press release contains forward-looking statements. The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra's publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum's reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).


ON BEHALF OF THE BOARD OF DIRECTORS                              12G3-2B-82-4461
OF FIRST QUANTUM MINERALS LTD.                      LISTED IN STANDARD AND POOR'
                                                         SEDAR PROFILE #00006237
PHILIP PASCALL
CHAIRMAN & CEO

       For further information visit our web site at www.first-quantum.com

              North American contact: Geoff Chater or Bill Iversen
  8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                     Tel: (604) 688-6577 Fax: (604) 688-3818
               Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

                 United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
   Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com.

                                       or
               Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761


 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS

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